Our File No.: 4217.131.pro	Jason K. Yick
Direct: 604.331.9545
July 9, 2012	Email: jky@mortonandco.com

VIA EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Attention: Ronald Alper

Dear Sirs:

EMC Metals Corp. (the “Company”)
Re:	Amendment No. 1 to the Registration Statement on Form S-1 Filed June 13, 2012
File No. 333-181271
Form 10-K for the Period Ended December 31, 2011 Filed February 14, 2012
File No. 000-54416

We are legal counsel to the Company. We have been asked to assist in providing a response to your letter to the Company dated June 22, 2012. Please see the Company’s responses below, which are presented in the same order as the comments in your letter. The Company has filed a second amended registration statement on Form S-1 on EDGAR (the “Amended Registration Statement No. 2”) in connection with this response letter.

1.      Selling Shareholders

We acknowledge the Staff’s comment and have revised page 14 of the Amended Registration Statement No. 2 to include updated disclosure in a footnote under the heading “SELLING SHAREHOLDERS.”

2.      Form 10-K for the Period Ended December 31, 2012

         Consolidated Financial Statements

Please see Form 10-K/A (Amendment No. 3) that was filed on EDGAR on July 5, 2012, which includes the items required under Item 8 in its entirety.

We trust the foregoing is satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned at 604.331.9545 or jky@mortonandco.com.

Yours truly,

MORTON & COMPANY

/s/ Jason K. Yick

Per: Jason K. Yick

Suite 1200 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 • Website: www.mortonandco.com
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